FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.

(Translation of registrant's name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X    Form:40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The third paragraph of the press release attached as Exhibit 10.1 to this Report on Form 6-K is hereby incorporated by reference into (i) the Registrant's Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236; (iii) the Registrant's Registration Statement on Form S-8 No. 333-05670; (iv) the Registrant's Registration Statement on Form S-8 No. 333-08824; and (v) the Registrant's Registration Statement on Form S-8 No. 333-12178.

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: Orckit Communications Announces 2003 Annual General Meeting. Dated February 6, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2003	Orckit Communications Ltd. (Registrant) By: /s/ Adam M. Klein —————————————— Adam M. Klein for Izhak Tamir, pursuant to authorization

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1	Orckit Communications Announces 2003 Annual General Meeting. Dated February 6, 2003.

Exhibit 10.1

Contacts:
Erez Baron	Jeffrey Corbin / Lee Roth / Joe Mansi (Investor Relations)
Director of Finance	KCSA Worldwide
Orckit Communications	(212) 896-1214/(212) 896-1209/(212)896-1205
Tel: 972 3 696 2121	jcorbin@kcsa.com/ lroth@kcsa.com/ jmansi@kcsa.com
erezb@orckit.com

FOR IMMEDIATE RELEASE

ORCKIT COMMUNICATIONS ANNOUNCES 2003 ANNUAL GENERAL MEETING

TEL AVIV, Israel, February 6, 2003 -- Orckit Communications Ltd. (NASDAQ:ORCT) today announced that its 2003 Annual General Meeting of Shareholders will be held on Thursday, February 27, 2003 at 10:00 A.M. Israel time, at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel. The record date for the meeting is February 7, 2003. Orckit will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter, and a copy of the Company's audited financial statements for the year ended December 31, 2002.

The agenda of the meeting is as follows:

  fixing the size of the Board of Directors at seven directors and the election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

  election of Yair Shamir as outside director and related amendment to our Articles of Association;

  approval of amendments to our Articles of Association;

  approval of right of Eric Paneth, Chairman of the Board of Directors and Chief Executive Officer, to purchase up to 140,000 Ordinary Shares from the Company at a price equal to a 10% premium over the average closing price for the 10 trading days prior to such purchase;

  approval of right of Izhak Tamir, President of the Company, to purchase up to 140,000 Ordinary Shares from the Company at a price equal to a 10% premium over the average closing price for the 10 trading days prior to such purchase;

  reappointment of Kesselman & Kesselman as our auditors; and

  consideration of our audited financial statements for the year ended December 31, 2002.

In addition, the Company's Board of Directors has approved a share buy-back program, to repurchase its Ordinary Shares in an aggregate amount of up to $2.0 million. The purchases will be made from time-to-time at the discretion of management in open market purchases or in privately negotiated transactions. Purchases will depend upon market conditions and may be discontinued at any time.

About Orckit Communications
Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Orckit is a majority shareholder of Corrigent Systems and Spediant Systems. Corrigent is developing metro transport telecom products designed to support SONET and Ethernet services utilizing Resilient Packet Ring (RPR) technology. Spediant is developing innovative access solutions that enable telecom carriers to deploy fiber-speed broadband services over copper wires.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.

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